September 19, 2023

The Alger Funds

100 Pearl Street, 27th Floor

New York, NY 10004

Dear Sirs:

Fred Alger Management, LLC (“FAM”) hereby agrees to waive fees owed to it by, or to reimburse expenses of, the share classes of each series (each, a “Fund”) of The Alger Funds (the “Trust”) listed on Schedule A for the expense cap period indicated. FAM will waive and/or reimburse expenses to the extent other expenses and any other applicable share class-specific expenses exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include custody fees, acquired fund fees and expenses, dividend expense on short sales, net borrowing costs, interest, taxes, brokerage and extraordinary expenses, to the extent applicable.

FAM understands and intends that the Trust will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing each Fund’s expenses for purposes of calculating net asset value and for other purposes.

This Agreement may only be amended or terminated prior to its expiration date by agreement between FAM and the Trust’s Board of Trustees, and will terminate automatically in the event of termination of the Investment Advisory Agreement between FAM and the Trust, on behalf of each Fund. FAM may recoup any fees waived or expenses reimbursed pursuant to this Agreement; however, a Fund will only make repayments to FAM if such repayment does not cause the Fund’s expense ratio, after the repayment is taken into account, to exceed both (i) the expense cap in place at the time such amounts were waived or reimbursed, and (ii) the Fund’s current expense cap. Such recoupment is limited to two years from the date the amount is initially waived or reimbursed.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

Fred Alger Management, LLC

/s/ Tina Payne
By: Tina Payne, SVP, CCO, General Counsel

Accepted by:

The Alger Funds

/s/ Hal Liebes
By: Hal Liebes, President

SCHEDULE A

Fund Name	Share Class	Fiscal Year End	Expense Cap	Expense Cap Period
Alger Capital Appreciation Fund	Z	October 31	0.04%	February 29, 2024 – October 31, 2025
Alger International Focus Fund	I	October 31	0.54%	February 29, 2024 – October 31, 2025
Alger International Focus Fund	Z	October 31	0.13%	February 29, 2024 – October 31, 2025
Alger Mid Cap Growth Fund	Z	October 31	0.23%	February 29, 2024 – October 31, 2025
Alger Mid Cap Focus Fund	A	October 31	0.53%	February 29, 2024 – October 31, 2025
Alger Mid Cap Focus Fund	C	October 31	1.28%	February 29, 2024 – October 31, 2025
Alger Mid Cap Focus Fund	I	October 31	0.58%	February 29, 2024 – October 31, 2025
Alger Mid Cap Focus Fund	Y	October 31	0.07%	February 29, 2024 – October 31, 2025
Alger Mid Cap Focus Fund	Z	October 31	0.37%	February 29, 2024 – October 31, 2025
Alger Weatherbie Specialized Growth Fund	Y	October 31	0.07%	February 29, 2024 – October 31, 2025
Alger Small Cap Growth Fund	Y	October 31	0.03%	February 29, 2024 – October 31, 2025
Alger Small Cap Growth Fund	Z	October 31	0.18%	February 29, 2024 – October 31, 2025
Alger Small Cap Focus Fund	Y	October 31	0.10%	February 29, 2024 – October 31, 2025
Alger Health Sciences Fund	Z	October 31	0.20%	February 29, 2024 – October 31, 2025

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